UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For June 28, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated June 28, 2005  -  Pre Close Statement




                                                            Tuesday 28 June 2005


                           BUNZL PRE CLOSE STATEMENT

Bunzl plc, the international distribution and outsourcing Group, is updating the market today prior to entering the close period for the six months to 30 June 2005. The Company announces that following the successful demerger of Filtrona in early June it will be reporting the results of the Group's continuing operations in three business segments: North America, UK & Ireland and Continental Europe & Australasia. Filtrona will be treated as a discontinued operation and the costs of the demerger will be highlighted as a specific item in the income statement. In order to assist shareholders to assimilate the results for the first half of 2005 when they are published on 30 August, the results for the first half of 2004 and for the full year 2004 will be published in this format and under IFRS by the end of July.

The Company also announces that:

   - Overall trading is expected to be in line with market estimates.

   - Sales in North America continue to progress well. As indicated at the time of the demerger, growth has continued as a result of acquisition activity and increased sales to higher growth areas such as redistribution, food processors, convenience stores and the jan/san market. Trading in the supermarket sector remains difficult.

   - UK & Ireland has continued its satisfactory sales growth largely as a result of continued penetration of the catering and retail markets. Cost control has remained tight and the business has also benefited from increased scale across Europe.

   - Continental Europe & Australasia has developed rapidly despite a difficult economic backdrop in the euro zone. The French business acquired in May 2004 has settled into the Group well and greatly strengthens Bunzl's position across Continental Europe, particularly in the cleaning and safety business. Other recent acquisitions, for example in Central Europe and the Netherlands, have also contributed to increased scale.

   - The search being undertaken by Spencer Stuart for a Chief Executive started early this month and is progressing.

Bunzl's increased focus as an international value-added distribution and outsourcing Group, its competitive position in its international markets and its ability to enhance growth through acquisitions give confidence that the Group will maintain its momentum and continue its positive development.

Enquiries:

Bunzl plc                                             Finsbury
Anthony Habgood, Chairman                             Roland Rudd
David Williams, Finance Director                      Tel: 020 7251 3801
Tel: 020 7495 4950


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  June 28, 2005                           By:__/s/ Anthony Habgood__

                                              Title:   Chairman